

July 9, 2014

Via E-mail
Paul Iacono
Chief Financial Officer
Boot Barn Holdings, Inc.
15776 Laguna Canyon Road
Irvine, California 92618

> **Re: Boot Barn Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 13, 2014**
> **CIK No. 0001610250**

Dear Mr. Iacono:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information

now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

3.   Prior to effectiveness, please have a representative of the exchange where your common stock will be listed call the staff to confirm that your securities have been approved for listing or file the certification on EDGAR.

4.   Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

5.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

6.   Please provide support for your factual assertions throughout the prospectus, citing to the source(s) of such information and providing copies supplementally. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate part of the prospectus. For example purposes only, we note the following statements:

- "We are the largest and fastest-growing lifestyle retail chain devoted to western and work-related footwear, apparel and accessories in the U.S," page 1

- "[W]e have over twice as many stores as our nearest direct competitor…," page 1

- "[W]e believe that the U.S. market can support at least 400 locations," page 73

Industry and Market Data, page iii

7.   We note the sentence on page 43 that "As a result, you should be aware that market and other similar information and data included in this prospectus and estimates and beliefs based on that information and data, may not be reliable…." Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

Prospectus Summary, page 1

Our company, page 1

8.   We note that you had 18 consecutive quarters of positive same store sales growth averaging 11.8%. To properly balance your disclosure for investors, please provide your same store sales growth for your most recently completed fiscal year.

9.   We note that you have expanded to 155 stores as of June 6, 2014 from 86 stores as of the end of fiscal 2012. Please quantify the number of stores which were acquired and the number which were opened through organic expansion.

Risk Factors, page 14

10.   Please remove the statement on page 14 that "we describe below what we believe are currently the material risks and uncertainties we face, but they are not the only risks and uncertainties we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are immaterial, may also become important factors that adversely affect our business."

28.   We note your disclosure on page 37 that the indebtedness being repaid with the proceeds of the offering was incurred to distribute a dividend to the pre-IPO shareholders. Please add a risk factor which describes, if true, how the funds provided by the offering are primarily being used to repay debt, and not to fund expansion of your business. Please clarify within your risk factor that the debt being repaid was not entirely incurred for the benefit of your business, and that funds were used to pay a dividend to existing shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Factors affecting the comparability of results of operations, page 47

Recapitalization, page 47

11.   We note your disclosure regarding your recapitalization transaction. Where it is appropriate, please revise to fully describe your relationship with Freeman Spogli & Co. including any fees or amounts which were agreed to in connection with the recapitalization. To this extent, we note your disclosure on page 29 that Freeman Spogli will retain control of your operations and that the proceeds of the IPO are being used to repay indebtedness which was incurred so that existing shareholders, including Freeman Spogli, could receive a dividend. Please file any related agreement which would be material to investors pursuant to Item 601(b)(10).

How we assess the performance of our business, page 48

12.   We note your presentation within this section of various measures which management
         uses to assess your financial performance. To the extent that discussion is not provided
         in the next section, please revise to provide a discussion of the period-on-period changes
         in these key performance indicators for the periods covered by the MD&A. For example,
         you should discuss why your growth in same store net sales declined from 12.4% in fiscal
         2013 to 6.7% in fiscal 2014. For guidance, please refer to Section III.B.1 of SEC Release
         No. 33-8350.

Results of operations, page 51

Fiscal 2014 compared to fiscal 2013, page 52

13.   We note that your disclosures stat that "the increase in net sales was due to an increase in
         same store sales of 6.7%, which included $63.4 million in net sales from the 30 stores
         that [you] acquired in the Baskins Acquisition plus contributions from nine new store
         openings during the fiscal year." Please clarify whether you have included the sales from
         the acquired stores and new store openings in reporting your same store sales increase of
         6.7% and how the inclusion of these stores in this metric is consistent with your
         definition of same store sales at page iii of the forepart of your filing.

Liquidity and capital resources, page 58

14.   We note your disclosure on page 55 that that you are planning to open new stores and
         remodel and refurbish your existing stores at a greater rate than you have done in the
         past. Please revise this section to quantify your estimated capital expenditures for fiscal
         2015.

Debt and other obligations, page 58

15.   Please further describe how the alternative base rate for your revolving credit agreement
         and the base rate for your term loan agreement are calculated.

16.   Please provide the commitment fee for the revolving credit agreement if the amount is
         material.

17.   Please disclose whether the amounts outstanding under your term loan agreement which
         you intend to repay out of the offering proceeds will thereafter be available to the
         company for future cash needs.

Business, page 66

Our growth strategies, page 68

Growing our e-commerce business, page 69

18.   We note that you identify the expansion of your e-commerce business as a key strategy that you are pursuing to grow your business. Your discussion highlights that your e-commerce sales have grown at a 38.2% compounded annual growth since 2011 and that 32.7% of your domestic e-commerce sales during fiscal 2014 were made to customers in states where you do not operate stores. We also note that you include e-commerce sales, e-commerce shipping and handling revenue, and e-commerce sales returns in your determination of "same store sales." Please expand your disclosure to quantify the amount or percentage of revenues being generated from e-commerce sales and the impact that these sales have on your same store sales metrics in management's discussion and analysis to the extent material. Refer to Item 303(a)(3) of Regulation S-K.

Our sales channels, page 70

19.   We note that two of your stores are currently operated under the name "American Worker" and primarily feature work-related footwear, apparel and accessories. Please revise to state whether you currently expect to expand the number of stores under the American Worker name. See Item 101(c)(1)(ii) of Regulation S-K.

Management, page 97

20.   Please clarify the dates that your various executive officers and directors held each principal position of employment listed in this section. For example, it is unclear during which dates Mr. Starrett held the position of President of Peter Starrett Associates. In addition, please clearly disclose each position held. For example, it is unclear the position Mr. Conroy held from 2007 to 2009 at Claire's Stores.

Executive and director compensation, page 85

Narrative disclosure to the summary compensation table, page 85

21.   We note that you have entered into employment agreements with each of your named executive officers. Please file the executed agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

22.   Please identify the predetermined corporate performance targets for fiscal 2014 upon which your executives' bonuses are based, and the weighting of these goals established by the board, as set forth in the employment agreements. See Item 402(o)(1) of Regulation S-K. Please also discuss the individual performance goals that comprised the non-equity incentive plan.

23.   Please reconcile the disclosure regarding the non-equity incentive plan potential payout in the last paragraph on page 85 with the discussion of the employment agreement terms on page 86 for Mr. Conroy.

24.   Footnote nine to the financial statements states that "For the year ended March 29, 2014, the Company granted certain members of management and selected outside directors with options to purchase a total of 12,500 shares of common stock under the 2011 Plan." Neither the summary compensation table, nor the directors' compensation table reflects the option awards. Please revise or advise.

Certain Relationships and Related Party Transactions, page 96

25.   We note that you provided disclosure regarding a related party loan by subordinated lenders who own common stock of the Company on page F-31 of your financial statements. Please revise to add the required disclosure to this section or explain in your response why disclosure is not required.

Principal and Selling Stockholders, page 100

26.   Please revise this section to fill in your table with respect to the number and percentages of shares beneficially owned prior to the offering for each of the entities listed as such information is not dependent upon the eventual offering price. See Securities Act Rule 430A.

27.   We note that your prospectus cover page disclosure that your selling shareholders are providing the providing the underwriters the option to purchase additional shares of common stock for 30 days after the date of the prospectus. Please revise your table to include a column demonstrating the number and percentage of beneficial ownership of your shareholders if the underwriters exercise the overallotment option.

Description of capital stock, page 103

Registration rights, page 104

28.   We note you have registration rights agreements with several of your officers, directors and major stockholders. Please clarify which party will cover the offering expenses in the event the registration rights are exercised.

Financial statements, page F-1

Note 2. Summary of significant accounting policies, page F-7

Segment reporting, page F-8

29.   We note your disclosure indicates that "the company has aggregated its net sales
        generated from its retail stores and e-commerce website into one operating segment" and
        that the operating segment is aggregated because it has a similar class of customer, nature
        of products and similar economic characteristics." Please clarify whether you have
        identified your retail stores operations and your e-commerce business as separate
        operating segments as defined by FASB ASC paragraph 280-10-50-1. To the extent that
        they have been identified as separate operating segments, tell us how your determination
        that you only have a single reporting unit complies with FASB ASC paragraphs 350-20-
        35-33 through 37.

Note 3. Business combinations, page F-15

30.   We note your disclosures related to your acquisitions of Baskins Acquisition Holdings,
        LLC on May 25, 2013 and RCC Western Stores, Inc. on August 31, 2012 and see that
        you have not provided separate financial statements for these acquisitions. Please tell us
        whether you have performed the tests of significance for each of these acquisitions under
        Rule 3-05 of Regulation S-X and provide us with a summary of your analysis. Your
        response should also consider the guidance per SAB Topic 1(J).

Recent Sales of Unregistered Securities, page II-2

31.   We note that the listed issuances were deemed to be exempt from registration under the
        Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 701. Please
        revise to specify the exemption which was relied upon for each individual issuance and
        disclose the facts supporting your reliance upon the exemption for each issuance. Refer
        to Item 701(d) of Regulation S-K.

Exhibits

32.   We note that many of your exhibits including your legality opinion will be filed by
        amendment. Please note we will need adequate time to review your exhibits prior to the
        effectiveness of the registration statement.

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Julie Marlowe at (202) 551-5395 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Timothy Rupp
        Bingham McCutchen LLP